O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  EGONZALEZ@OLSHANLAW.COM

DIRECT DIAL:  212.451.2206

May 2, 2019

VIA EDGAR AND ELECTRONIC MAIL

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bed Bath & Beyond Inc. (“Bed Bath” or the “Company”) PREC14A filed on April 18, 2019 (the “Proxy Statement”) File No. 0-20214

Dear Ms. Chalk:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated April 25, 2019 (the “Staff Letter”) with regard to the Proxy Statement. We have reviewed the Staff Letter with our client, Legion Partners Holdings, LLC (“Legion Partners Holdings”) and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Preliminary Proxy Statement filed on April 18, 2019

Background of the Solicitation, page 5

1.	You characterize Ms. Morrison as the former chair of the compensation committee. However, we understand she may have been a member of that committee without chairing it. Please advise or revise.

Legion Partners Holdings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 5 and 16 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 2, 2019

Reasons for the Solicitation, page 9

2.	On page 12, you list a number of reasons you believe caused the decline in the Company’s gross margins as shown in the chart at the top of that page. Provide support and sources for the explanations in the bullet points on page 12. For example, what is the source for the assertion that the Company has shifted to lower margin products? What is the basis for the assertion that “management has failed to successfully implement initiatives that generate customer visits based on product or store experience”? Provide as to each bullet point.

Legion Partners Holdings acknowledges the Staff’s comment and provides the Staff the following support for the reasons given in the Proxy Statement for the declines in the Company’s gross margins. As an initial matter, the Investor Group and the Nominees performed detailed financial and operational diligence to understand what has gone wrong at the Company. This diligence process included the following, among other things:

•	Store Visits:+200 store visits across the country, many of which were performed with operating advisors on site;
•	Industry Experts: Discussion with over 40 former BBBY employees and +100 industry executives and vendors with domain expertise in retail operations, marketing, vendor relationships, direct sourcing, supply chain, and digital technology / IT;
•	Consulting Resources: Advisory services of a nationally renowned consulting firm with focus on operational turnarounds, consumer engagement, and cost restructuring to quantify expected impact of initiatives;
•	Nominees: Engaged team with deep retail experience includes 7 former retail CEOs, 3 ecommerce experts, 4 executives with domain expertise in supply chain and vendor relationships;
•	Consumer Study: Proprietary consumer survey of more than 650 active Bed Bath customers;
•	Management/Board Due Diligence: In-person meetings with board members and executive officers and review of 15 years of SEC filings and 10 years of earnings transcripts; and
•	Benchmarking: Detailed operational benchmarking with analysis of peer accounting and business models.

As shown as Exhibit A hereto, Legion Partners Holdings reviewed specifically the Company’s earnings calls from Q1 2013 though Q4 2018 and summarized the reasons management gave in their own earnings calls for gross margin declines. We are also providing on a supplemental basis, excerpts from some of those earnings calls as further evidence to support the summary, as further noted below.

•	“Heavy reliance on promotional activity in an attempt to drive store traffic because management has failed to successfully implement initiatives that generate customer visits based on product or store experience.”

May 2, 2019

As shown on Exhibit A, the Company has consistently referenced the use of couponing as a driver of lower gross margins since Q1 2013. See for example, Exhibit A-1 attached hereto for a sampling of excerpts from some of the Company’s transcripts. In addition, the Company has stated, as shown in Exhibit A-1, that it is experiencing declines in in-store traffic. CEO Steven Temares has also stated on an earnings call on December 10, 2017 the following:

“Delivering a convenient, engaging and inspiring shopping experience that's intelligently personalized over time. Experience, a key initiative with this – within this objective is the development of a modified store format for Bed Bath & Beyond that creates a more engaging environment for our customers. The newly designed format will essentially transition our Bed Bath & Beyond stores to include additional elements of retail that are working well today, both in our own stores as well as in the broader bricks and mortar retail environment”

Based on numerous site visits by Legion Partners Holdings as well as a survey of over 650 Bed Bath customers, Legion Partners Holdings believes the Company still suffers from a poor shopping environment that is neither experiential nor curated, despite the Company’s own efforts to improve the in-store experience. Based on repeated observation and remarks in the Investor Group’s customer survey, the Company has resorted to handing coupons out at the register, allowing customers to bring in old receipts with coupons for subsequent discounts and allowing customers to stack coupons.

•	“A mix shift to lower margin products.”

As noted on Exhibit A, on several earnings calls, and by the Company’s own admission, the Company has expanded into lower margin categories as it has diversified the product assortment, which has caused decreases in gross margins. Please see Exhibit A-2 attached hereto for a sampling.

May 2, 2019

•	“Failure to address the inadequacies of an expensive antiquated supply chain that has relied on inefficient middlemen for as much as 90% of their products.”

As noted in the Company’s annual report on Form 10-K for the fiscal year ended March 2, 2019, the Company disclosed the following:

“The Company purchases substantially all of its merchandise in the United States, the majority from domestic sources (who may manufacture overseas) and the balance from importers. The Company purchases a small amount of its merchandise directly from overseas sources. In fiscal 2018, the Company purchased its merchandise from approximately 11,200 suppliers with its largest supplier accounting for approximately 3% of its merchandise purchases with the 10 largest suppliers accounting for approximately 15% of such purchases. The Company has no long term contracts for the purchases of merchandise. The Company believes that most merchandise, other than brand name goods, is available from a variety of sources and that most brand name goods can be replaced with comparable merchandise.

The Company is in the early stages of expanding its direct importing and direct sourcing capabilities, including the establishment of a second sourcing office in Asia, which opened during fiscal 2018. The Company believes that its expanding global sourcing capabilities will be able to sustain a higher penetration of its own sourced and developed proprietary product in its merchandise assortment.”

As noted above, the Company purchases its merchandise from domestic sources who may manufacture overseas rather than buying direct from the manufacturer. In fact, the Company discloses that it is in the early stages of expanding its direct sourcing capabilities. Legion Partners Holdings believes this provides sufficient basis to state it relies on middlemen for substantially all of its products.

•	“A lack of a comprehensive, margin enhancing private label program.”

Based on site visits and research conducted independently by Legion Partners Holdings, Legion Partners Holdings has found little evidence of a margin enhancing private label program at the Company. For example, based on the site visits conducted by Legion Partners Holdings, 5% of spatulas at the Company were represented by a private label program. Competitors such as Crate & Barrel, Sur La Table and Williams Sonoma had 58%, 65% and 86% respectively.

In addition, as show on Exhibit A-3, CEO Temares states, when asked to give a clear percentage of sales mix from proprietary or exclusive product, that he can’t give the answer because the Company doesn’t have a target and the Company doesn’t set a goal.

•	“A planning and allocation system where over 1,000 individual store managers behave like buyers and order 70% of their store’s assortment.”

Please see Exhibit A-4 attached hereto, where CEO Steven Temares’ notes clearly that the Company allows store managers to order 70% of the merchandise available in the Company’s stores.

•	“The Company’s inventory turns are very low and likely lead to more clearance.”

As shown in Legion Partners Holdings’ benchmarking analysis, attached hereto as Exhibit A-5, in order to assess the Company’s inventory turnover rate Legion Partners Holdings used the Company’s last fiscal year trailing four quarter average inventory and divided that number by the last twelve months cost of goods sold. Legion Partners Holdings then selected a peer group including the following companies: TGT, BBY, HD, ROST, TJX, KIRK, LOW, TCS, KSS, TSCO, WSM, TUES, DKS, M, MIK, PIR, HOME. Legion Partners Holdings found that the benchmark inventory turnover rate for the peer group was 3.7x. The Company has achieved an inventory turnover rate of 2.9x, well below the peer average. Logically, it follows that with a low inventory turnover rate, the Company is left with no option but to discount its products even further, to make room for newer products.

May 2, 2019

•	“Despite wielding more influence than store managers of nearly any other chain, store manager compensation is not tied to profitability, margins, inventory levels or asset turns. A phenomenon that likely also impacts payroll and individual store profit.”

As noted on Exhibit A-4, Legion Partners Holdings believes managers wield significant influence by purchasing more than 70% of the merchandise available in the Company’s store. Yet, we do not see in the Company’s incentive plans, bonuses paid based on maintaining margins per store. Moreover, on March 14, 2019, representatives of the Legion Group and Macellum Group met with Mr. Temares, Chief Financial Officer and Treasurer, Robyn M. D'Elia, Chief Operating Officer and President, Eugene A. Castagna, Chief Administrative Officer, Susan E. Lattmann and Ms. Barth at the Company’s headquarters in New Jersey to discuss their concerns with the Company’s underperformance, poor shareholder returns, and executive compensation. Representatives of the Legion Group specifically asked Mr. Temares how store managers are compensated, to which Mr. Mr. Temares implied that the only compensation metric is shrink (or theft prevention).

3.	Revise to provide a source for the figures provided for capital expenditures from 2011-today on page 13.

Legion Partners Holdings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. On a supplemental basis, attached hereto as Exhibit B are copies of the Company’s financial disclosures evidencing the figures provided for capital expenditures from fiscal 2011 to fiscal 2018. Please see page 13 of the Proxy Statement.

4.	Revise to provide sources for the assertions regarding the related party transactions (purchases of BuyBuy Baby and Chef Central for the values stated) on page 15.

Legion Partners Holdings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. On a supplemental basis, attached hereto as Exhibit C-1 and Exhibit C-2 are excerpts from the Company’s definitive proxy statement filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2009 and the Company’s definitive proxy statement filed with the SEC on May 31, 2017, respectively, supporting the applicable assertions. Please see page 18 of the Proxy Statement.

Proposal No. 1 – Election of Directors, page 22

5.	In the second paragraph on page 22, you tout the fact that you have nominated only one affiliated representative to your twelve-person slate and “have otherwise gone to great lengths to identify eleven unaffiliated and highly credible director candidates who are independent-thinking business leaders…” We understand that Mr. Lukomnik is currently the Chair of the Investment Advisory Council for Legion Partners Asset Management. Please balance/explain your characterizations of your nominees (other than Mr. Duskin) as independent, given this affiliation.

Legion Partners Holdings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 25 and 32 of the Proxy Statement.

May 2, 2019

6.	In the last paragraph on page 29, you express the belief that each of your nominees would be independent. Explain why you cannot definitively make that determination under the applicable standards you cite, or revise to so state.

Legion Partners Holdings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 32 of the Proxy Statement.

7.	Explain the basis for the belief expressed in the last sentence on page 30 of the proxy statement: “To avoid triggering a change in control, a committee of a majority of independent Continuing Directors or a majority of Continuing Directors may approve of the nomination of a new director.” Your expanded disclosure should state the facts or authority upon which your statement is based, and include any limitations or uncertainties, as appropriate.

Legion Partners Holdings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 35 of the Proxy Statement.

Quorum; Broker Non-Votes; Discretionary Voting, page 35

8.	Our understanding is that in a contested solicitation, brokers have no discretionary authority to vote on any proposal on a dissident’s proxy card. However, your proxy statement states the contrary in this section. Please explain why in your response letter, or revise.

Legion Partners Holdings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 38 of the Proxy Statement.

Other Matters and Additional Information, page 41

9.	We have not located in your proxy statement the disclosure/undertaking required by Item 23(b) of Regulation 14A as to shareholders who share an address. Please revise or advise.

Legion Partners Holdings acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 44 of the Proxy Statement.

May 2, 2019

Form of Proxy

10.	We note the statement on the proxy card that: “This Proxy will be valid until the sooner of one year from the date indicated on the reverse and the completion of the Annual Meeting.” Rule 14a-4(d) states that no proxy shall confer authority to vote at any annual meeting except the next annual meeting, or any adjournment of that meeting, and no proxy may confer authority to vote with respect to more than one meeting. We think the quoted language is more permissive than Rule 14a-4(d). Please revise, consistent with the Rule.

Legion Partners Holdings acknowledges the Staff’s comment and has revised the Proxy Card accordingly. Please see the Proxy Card.

* * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Elizabeth R. Gonzalez-Sussman

Elizabeth R. Gonzalez-Sussman